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                             February 23, 2023

       Mark Walsh
       Chief Executive Officer
       Savers Value Village, Inc.
       11400 S.E. 6th Street, Suite 125
       Bellevue, WA 98004

                                                        Re: Savers Value
Village, Inc.
                                                            Amendment No. 6 to
Registration Statement on Form S-1
                                                            Filed February 8,
2023
                                                            File No. 333-261850

       Dear Mark Walsh:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 22, 2022 letter.

       Amendment No. 6 to Form S-1 Filed February 8, 2023

       Recent Developments
       Preliminary Estimated Unaudited Financial Results for the Three Months and the Fiscal Year
       Ended December 31, 2022, page 18

   1.                                                   Please revise to
present and reconcile Adjusted EBITDA to an estimate of net
                                                        income/loss, which you
have previously disclosed is the nearest comparable GAAP
                                                        measure.
       December 2022 Dividend, page 22

   2. To provide additional context to investors, please discuss the business purpose of the
                                                        $69.5 million and the
$262.2 million dividends paid in 2022.
 Mark Walsh
Savers Value Village, Inc.
February 23, 2023
Page 2
Capitalization, page 81

3. Please clarify if the pro forma amounts include the effects of the $31.1 million of bonuses paid in connection with the Notes Offering and the December 2022
Dividend.
       You may contact Tatanisha Meadows at 202-551-3322 or Doug Jones at 202-551-3309 if
you have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Jennifer L pez Molina at 202-551-3792 with any other questions.



                                                            Sincerely,
FirstName LastNameMark Walsh
                                                            Division of
Corporation Finance
Comapany NameSavers Value Village, Inc.
                                                            Office of Trade &
Services
February 23, 2023 Page 2
cc:       Lawrence G. Wee
FirstName LastName